EXHIBIT 12.1

	Visteon Corporation and Subsidiaries
	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	(in millions)
	Successor			Predecessor
	Year ended	Year ended	3 Months	9 Months	Year Ended	Year Ended
	December 31	December 31	December 31	September 30	December 31	December 31
	2012	2011	2010	2010	2009	2008
Earnings
Income/(loss) before income taxes, non-controlling interest, discontinued operations	$291	$337	$129	$1,130	$299	$(465)
Earnings of non-consolidated affiliates	(226)	(168)	(41)	(105)	(80)	(43)
Cash dividends received from non-consolidated affiliates	104	47	—	12	48	46
Fixed charges	49	63	18	180	138	243
Amortization of capitalized interest, net of interest capitalized	—	—	—	—	—	7
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(21)	(7)	(2)	(6)	(4)	(8)
Earnings	$197	$272	$104	$1,211	$401	$(220)

Fixed Charges
Interest and related charges on debt	$49	$48	$15	$169	$117	$216
Portion of rental expense representative of the interest factor	—	15	3	11	21	27
Fixed charges	$49	$63	$18	$180	$138	$243

Ratios
Ratio of earnings to fixed charges *	4.03	4.34	5.69	6.73	2.91	N/A

* For the years ended December 31, 2008, fixed charges exceeded earnings by $463 million, resulting in a ratio of less than one.